Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”) 1805 – 925 West Georgia Street Vancouver, BC V6C 3L2 CANADA Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 2.	Date of Material Change

July 9, 2015

Item 3.	News Release

The press release was disseminated through the services of Marketwired.

Item 4.	Summary of Material Change

The Company announced that total production at its five operating silver mines in Mexico for the second quarter ending June 30, 2015 reached 3,802,558 equivalent ounces of silver, relatively unchanged compared to the same quarter in 2014.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.
5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

July 9, 2015

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SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street

Vancouver, B.C., Canada V6C 3L2

Telephone: (604) 688-3033 Fax: (604) 639-8873

Toll Free: 1-866-529-2807

Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX – FR NYSE– AG Frankfurt – FMV Mexico– AG	July 9, 2015

First Majestic Produces 3.8 Million Silver Eqv. Ounces in Q2’15

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that total production at its five operating silver mines in Mexico for the second quarter ending June 30, 2015 reached 3,802,558 equivalent ounces of silver, relatively unchanged compared to the same quarter in 2014.

Keith Neumeyer, President & CEO of First Majestic, states, “During the first half of 2015, we produced 7.7 million silver equivalent ounces, which puts us on track of achieving our annual goal of producing between 15.3 to 17.1 million silver equivalent ounces. Production at Del Toro reached a record 2.5 million silver equivalent ounces in the first half of this year, representing a 46% increase compared to the first half of 2014. This substantial increase is primarily due to the Company’s decision in mid-2014 to reconfigure the plant in order to process 100% of the ore through flotation.”

“During the second quarter, we finished the construction and installation of a new crushing and milling circuit at La Encantada which is currently in its ramp up phase,” continued Mr. Neumeyer. “As a result of this expansion, we anticipate silver production in the second half of 2015 to increase significantly due to the 50% higher milling capacity at La Encantada. In addition, improvements in dilution and grade control at both La Guitarra and San Martin continue to have a positive impact on the mining operations.”

Consolidated Production Results:

	Q2	Q2	Y/Y	Q1	Q/Q
	2015	2014	Change	2015	Change
Ore processed/tonnes milled	662,637	671,024	-1%	631,609	5%
Total production - ounces of silver equivalent	3,802,558	3,855,224	-1%	3,905,270	-3%
Total silver ounces produced	2,716,503	3,098,218	-12%	2,776,855	-2%
Silver grade (g/t)	182	212	-14%	186	-2%
Silver recovery (%)	70	68	4%	74	-5%
Pounds of lead produced	11,078,235	9,131,149	21%	11,286,880	-2%
Pounds of zinc produced	3,824,737	2,637,967	45%	6,349,692	-40%
Gold ounces produced	3,528	2,801	26%	2,970	19%

*Certain amounts shown in this news release may not add exactly to the total amount due to rounding differences.

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Quarterly Operational Review:

The total ore processed during the quarter at the Company's five operating silver mines: La Encantada, La Parrilla, Del Toro, San Martin and La Guitarra, amounted to 662,637 tonnes, relatively unchanged compared to the second quarter of the prior year and a 5% increase from the previous quarter. The increase in tonnes compared to the prior quarter was primarily due to a 13% increase in throughput rates at La Encantada.

Average silver grades in the quarter for the five mines decreased to 182 g/t compared to 212 g/t in the second quarter of 2014 and slightly decreased 2% compared with the previous quarter. Combined silver recoveries averaged 70% during the quarter, up from 68% in the same quarter of the prior year and below the first quarter average of 74%.

The Company's underground development in the second quarter consisted of 10,259 metres, a 4% increase compared to 9,828 metres completed in the previous quarter.

During the quarter, 18 diamond drill rigs were operating at the Company’s five operations. The Company completed 16,268 metres of diamond drilling in the quarter compared to 5,425 metres in the prior quarter, representing a 200% increase primarily due to increased drilling at the La Encantada Silver Mine to support plans to release an updated NI 43-101 Technical Report in the fourth quarter of 2015.

The table below represents the operating parameters at each of the Company’s five producing silver mines.

Mine by Mine Quarterly Production Table:

Mine	Ore Processed	Tonnes per Day	Silver Grade (g/t)	Silver Recovery %	Silver Oz Produced	Gold Oz Produced	Pounds of Lead	Pounds of Zinc	Equivalent Silver Ounces
La Encantada	189,811	2,086	178	56%	602,869	33	-	-	605,299
La Parrilla	178,736	1,964	142	76%	620,839	295	2,043,654	3,824,737	985,107
Del Toro	162,089	1,781	178	72%	664,969	106	9,034,581	-	1,159,484
San Martin	89,506	984	268	77%	597,328	1,364	-	-	696,580
La Guitarra	42,494	467	203	83%	230,499	1,731	-	-	356,089
Total	662,637	7,282	182	70%	2,716,503	3,528	11,078,235	3,824,737	3,802,558

The following prices were used in the calculation of silver equivalent ounces: Silver: $16.39 per ounce; Gold: $1,191 per ounce; Lead: $0.88 per pound; Zinc $1.00 per pound.

At the La Encantada Silver Mine:

•	For the quarter, total silver production was 602,869 silver ounces representing an 11% increase over the previous quarter primarily due to a 13% increase in processed ore.
•	On May 31st, the commissioning of the new 12’ x 24’ ball mill began with a testing phase. Over a two week period, the new mill was successfully tested to ensure construction and mechanical integrity. On June 14th, mine ore was introduced into the system and initial silver production began using the new mill.

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•	The ramp up to 3,000 tpd remains on schedule and is expected to be achieved before the end of August. Mine developments in the San Javier breccia, Milagros breccia and 310 ore body have been prepared for initial production to begin in the third quarter. These new production areas will utilize a variant of sub-level caving which is a low cost bulk mining method typically used in large tonnage deposits.
•	A total of 2,021 metres of underground development were completed in the second quarter compared to 2,989 metres of development in the previous quarter.
•	Five drill rigs consisting of four underground and one on surface were active at La Encantada during the quarter. A total of 5,309 metres of exploration drilling was completed in the second quarter compared to 828 metres of drilling in the previous quarter. The Company anticipates the release of an updated NI 43-101 Technical Report by the end of the fourth quarter.

At the La Parrilla Silver Mine:

•	During the quarter, the flotation circuit processed 89,241 tonnes with an average silver grade of 167 g/t and an 87% recovery while the cyanidation circuit processed 89,495 tonnes with an average silver grade of 116 g/t and a 61% recovery.
•	The lead circuit processed an average lead grade of 1.4% with recoveries of 75% for total lead production of 2,043,654 lbs, representing a 25% increase compared to the previous quarter. The increase in lead production was primarily attributed to a 23% increase in recoveries due to higher concentrations of galena in the ore feed.
•	The zinc circuit processed an average zinc grade of 2.6% with recoveries of 74% for total zinc production of 3,824,737 lbs, representing a 40% decrease compared to the previous quarter. The decrease in zinc production was primarily due to a return to normal operating grades after encountering exceptionally high zinc grades within the Vacas mine in the first quarter.
•	During the quarter, an additional 163 metres were completed at the underground ore haulage level 11. To date, a total of 2.4 kilometres have been completed on the 5.0 kilometre electrical rail system project.
•	Underground development completed in the quarter totaled 1,901 metres compared with 2,077 metres developed in the previous quarter.
•	Four underground drill rigs were active within the La Parrilla property during the quarter. A total of 4,356 metres were drilled in the second quarter compared to 1,437 metres in the previous quarter.

At the Del Toro Silver Mine:

•	For the quarter, Del Toro produced a total of 1,159,484 silver equivalent ounces representing a 13% decrease compared to the previous quarter. The decrease in total production was primarily due to a 16% decrease in silver grades and an 8% decrease in silver recoveries, however, offset by a 3% increase in throughput.
•	Lead grades and recoveries averaged 3.9% and 65%, respectively, producing a total of 9,034,581 pounds of lead, representing a 6% decrease compared to the previous quarter.
•	Underground development completed in the quarter totaled 1,813 metres compared with 1,686 metres developed in the previous quarter.
•	Four drill rigs consisting of three underground and one on surface were active in the second quarter at Del Toro. Total exploration metres drilled in the quarter amounted to 5,200 metres compared to 2,285 metres drilled in the previous quarter.

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At the San Martin Silver Mine:

•	During the quarter, San Martin produced 597,328 silver ounces and 1,364 ounces of gold for a total quarterly production of 696,580 silver equivalent ounces. This represents a 4% increase in silver production and a 10% decrease in gold production compared to the previous quarter.

•	Underground development completed in the second quarter totaled 2,208 metres compared with 2,010 metres of development in the previous quarter.
•	Three underground drill rigs were active within the San Martin property during the quarter. Total metres drilled in the second quarter amounted to 833 metres compared to 266 metres of drilling in the previous quarter.

At the La Guitarra Silver Mine:

•	During the quarter, La Guitarra produced 230,499 silver ounces and 1,731 gold ounces for a total quarterly production of 356,089 silver equivalent ounces. This represents a 33% increase in total production compared to the prior quarter primarily due to a 27% increase in silver grades and a 94% increase in gold grades. Improvements in dilution and grade control have continued to support the increase of silver and gold grades.
•	The 800 metre underground drift to access the Nazareno area began in May and had advanced a total of 176 metres by the end of the quarter. Development of this drift is expected to be completed by the end of November.
•	Mine production within the El Coloso area delivered 61% of total throughput during the quarter. The Company is working towards achieving 100% of production from the El Coloso area which will include the Nazareno area once the underground drift is completed.
•	A total of 2,316 metres of development were completed in the second quarter compared to 1,066 metres of development in the previous quarter.
•	Two underground drill rigs were active in the second quarter within the La Guitarra property. Total metres drilled in the quarter amounted to 569 metres compared to 609 metres drilled in the previous quarter.

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer

President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2014, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.